UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                    New Plan Excel Realty Trust Incorporated
                                (Name of Issuer)
                    ----------------------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                    ----------------------------------------

                                    648053106
                                 (CUSIP Number)
                    ----------------------------------------

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
       -------------------------------------------------------------------

                                February 16, 2000
             (Date of Event which requires Filing of this Statement)
             -------------------------------------------------------



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box .  |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D
CUSIP NO. 648053106

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1.         Name of Reporting Person
           IRS Identification Nos. of above persons (entities only).

           Stichting Pensioenfonds ABP
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2.         Check the Appropriate Box if a Member of a Group (See Instruction)
                    (a)   |_|
                    (b)   |_|
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3.         SEC Use Only


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4.         Source of Funds (See Instructions)

           OO
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5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)
           |_|

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6.         Citizenship or Place of Organization

           The Kingdom of the Netherlands
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7.                           Sole Voting Power

                             2,370,200
                             ---------------------------------------------------
8.          Number of        Shared Voting Power
            Shares
            Beneficially     0
            Owned by         ---------------------------------------------------
9.          Each             Sole Dispositive Power
            Reporting
            Person           2,370,200
            With             ---------------------------------------------------
10.                          Shared Dispositive Power

                             0
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11.        Aggregate amount Beneficially Owned by Each Reporting Person

           2,370,200
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12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instruction)
           |_|

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13.        Percent of Class Represent by Amount in Row (1)

           2.7%
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14.        Type of Reporting Person (See Instructions)

           EP
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                                  Page 2 of 5

Item 1.  Security and Issuer.

         This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 22, 1991 (the "Schedule 13D") by Beleggingsmaatschappij Propfum I B.V. ("Propfum"), then known as Beleggingsmaatschappij Midas B.V., and Stichting Pensioenfonds ABP (the "Fund"), then known as Algemeen Burgerlijk Pensioenfonds, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto filed with the SEC on March 1, 1991, May 14, 1991, June 26, 1991, March 17, 1992 and February 1, 1994, respectively, with respect to the common stock of New Plan Realty Trust (the "Trust"). On September 28, 1998, Excel Realty Trust, Inc. ("Excel") and the Trust consummated a merger transaction whereby a wholly-owned subsidiary of Excel was merged with and into the Trust, with the Trust surviving as a wholly-owned subsidiary of Excel. Pursuant to the merger, one share of Excel common stock was issued for each outstanding share of common stock of the Trust. After the merger, Excel was renamed New Plan Excel Realty Trust (the "Issuer"). The amendment relates to the common stock par value $0.01 per share (the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 1120 Avenue of the Americas, New York, NY 10036.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Fund is the sole beneficial owner of and has the sole power to vote or to direct the vote and dispose or direct the disposition of 2,370,200 shares of Common Stock representing 2.7% of the outstanding shares of the Issuer's Common Stock. To the knowledge of the Fund, there are no shares of Common Stock, which are beneficially owned by any director or executive officer of the Fund.

         (c) Between July 21, 1999 and February 16, 2000, the Fund sold 2,518,800 shares of Common Stock of the Issuer in a series of open market transactions, a description of which is attached hereto as Appendix A and is incorporated herein by reference. Except as described in Appendix A, no transactions in the Common Stock were effected by the Fund in the 60 days preceding the date of this Amendment.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

         (e) On November 30, 1999, the Fund ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

                                   Signature


         After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                  STICHTING PENSIOENFONDS ABP

         Dated:  March 6, 2000




                                                  By
                                                    ----------------------------
                                                    Rene Maatman
                                                    Authorized Signatory


                                                  By
                                                    ----------------------------
                                                    Jan van Roekel
                                                    Authorized Signatory

                                   APPENDIX A

         The following table sets forth the transactions by the Fund in the Common Stock which were effected between July 21, 1999 and February 16, 2000.

                           Sales of Shares by the Fund
                           ---------------------------

         Date                Number of Shares Sold          Price Per Share
         ----                ---------------------          ---------------
         7/21/99                      94,000                    $18.07
         7/21/99                      30,000                    $18.10
         9/03/99                      79,300                    $18.75
        11/01/99                      27,700                    $17.38
        11/02/99                      72,300                    $17.19
        11/09/99                     275,000                    $16.51
        11/30/99                     200,000                    $16.18
        12/01/99                     100,000                    $16.26
        12/07/99                     140,100                    $16.09
        12/15/99                     100,000                    $14.91
          1/7/00                     400,000                    $16.40
         1/10/00                     200,000                    $16.33
         1/18/00                     152,400                    $17.00
          2/2/00                     100,000                    $16.41
          2/4/00                     200,000                    $16.27
         2/15/00                      48,000                    $16.11
         2/16/00                     300,000                    $15.79





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